August 25 2010

VIA EDGAR AND HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549-4631 Attention: Terence O’Brien
Re:	ArcelorMittal
Form 20-F for the Year Ended December 31, 2009, filed February 12, 2010
Form 6-K furnished July 28, 2010
File No. 333-146371

Dear Mr. O’Brien:

ArcelorMittal (“ArcelorMittal”) sent response letters dated August 17, 2010 and July 21, 2010 to Staff comment letters dated August 3, 2010 and July 7, 2010, respectively, relating to the above-referenced Form 20-F and Form 6-K.

Further to such response letters, ArcelorMittal acknowledges that:

(i)  it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)  staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  ArcelorMittal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to John D. Brinitzer (+33-1-4074-6924) or to Simon Clark (+33-1-4074-6854) at our counsel Cleary Gottlieb Steen & Hamilton LLP.

Sincerely, /s/ Henk Scheffer Henk Scheffer Company Secretary
/s/ Genuino Christino Genuino Christino Vice President, Group Accounting Performance Management

cc:	John D. Brinitzer, Esq.
Simon Clark, Esq.
(Cleary Gottlieb Steen & Hamilton LLP)